SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: GCM Grosvenor Private Equity Capital Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

900 North Michigan Avenue, Suite 1100

Chicago, IL 60611-6558

Telephone Number (including area code): 312-506-6500

Name and address of agent for service of process:

Burke J. Montgomery

GCM Grosvenor Private Equity Capital Opportunities Fund

900 North Michigan Avenue, Suite 1100

Chicago, IL 60611-6558

With copies of Notices and Communications to:

Ryan P. Brizek, Esq.

Neesa P. Sood, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Chicago in the State of Illinois on the 12th day of January, 2026.

GCM GROSVENOR PRIVATE EQUITY CAPITAL OPPORTUNITIES FUND

By:	/s/ Burke J. Montgomery
Name:	Burke J. Montgomery
Title:	Initial Trustee

Attest:	/s/ Richard Karkada
Name:	Richard Karkada
Title:	Witness